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06005293

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 15577

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Enterprise Fund Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3343 Peachtree Road, N.E., Suite 450
(No. and Street)

Atlanta	Georgia	30326
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jennifer Caifano (404) 261-1116
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers
(Name – *if individual, state last, first, middle name*)

10 Tenth Street	Atlanta	Georgia	30309
(Address)	(City)	(State)	(Zip Code)

PROCESSED
JUN 13 2006
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, John A. Schilt, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Enterprise Fund Distributors, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LISA PRATT
NOTARY PUBLIC
Fulton County
State of Georgia
My Comm. Expires July 20, 2009

Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ENTERPRISE FUND DISTRIBUTORS, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL
SCHEDULES

DECEMBER 31, 2005

Enterprise Fund Distributors, Inc.
Index
December 31, 2005

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
10 Tenth Street, Suite 1400
Atlanta GA 30309-3851
Telephone (678) 419 1000
Facsimile (678) 419 1239

Report of Independent Auditors

To the Stockholder and Board of Directors of
Enterprise Fund Distributors, Inc.:

We have audited the accompanying statement of financial condition of Enterprise Fund Distributors, Inc. as of December 31, 2005, and the related statements of operations, of changes in stockholder's equity and of cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Enterprise Fund Distributors, Inc. at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Supplementary Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Atlanta, Georgia
February 27, 2006

Enterprise Fund Distributors, Inc.
Statement of Financial Condition
December 31, 2005

ASSETS

Cash	$	16,014,861
Receivable from mutual funds		832,643
Receivable from broker-dealers and clearing organization		30,690
Securities owned		1,000,000
State income taxes refund receivable		21,019
Other assets		332,722
Deferred sales commissions, net of accumulated amortization of $33,389,832		17,495,483
Property and equipment, net of accumulated depreciation of $5,886		153,985
Total assets	$	35,881,403

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	465,910
Accrued compensation and benefits		638,588
Payable to broker-dealers		3,440,031
Payable to Parent		306,508
Payable to affiliate		89,593
Deferred income taxes		6,342,463
Total liabilities		11,283,093
Commitments & contingencies (Note 5)		
Stockholder's equity:		
Common stock, $1 par value; 2,000 shares authorized 1,000 shares issued and outstanding		1,000
Additional paid-in capital		63,545,629
Accumulated deficit		(38,948,319)
Total stockholder's equity		24,598,310
Total liabilities and stockholder's equity	$	35,881,403

The accompanying notes are an integral part of these financial statements.

Enterprise Fund Distributors, Inc.
Statement of Operations
For the year ended December 31, 2005

Revenues:		
Mutual fund distribution fees	$	29,942,461
Commissions and mutual fund sales fees		4,198,752
Interest and dividend income		25,044
Miscellaneous income		15
Total revenues		34,166,272
Expenses:		
Commissions and fees to brokers and affiliates		27,039,364
Employee compensation and benefits		14,195,694
Advertising and promotions		2,504,511
General and administrative		2,840,628
Total expenses		46,580,197
Loss before income taxes		(12,413,925)
Income tax benefit		3,882,854
Net loss	$	(8,531,071)

The accompanying notes are an integral part of these financial statements.

Enterprise Fund Distributors, Inc.
Statement of Changes in Stockholder's Equity
For the year ended December 31, 2005

	Common Stock		Additional Paid-In	Accumulated	
	Shares	Amount	Capital	Deficit	Total
Balances, December 31, 2004	1,000	$ 1,000	$ 61,545,629	$ (30,417,248)	$ 31,129,381
Contribution from Parent	-	-	2,000,000	-	2,000,000
Net loss	-	-	-	(8,531,071)	(8,531,071)
Balances, December 31, 2005	1,000	$ 1,000	$ 63,545,629	$ (38,948,319)	$ 24,598,310

The accompanying notes are an integral part of these financial statements

Enterprise Fund Distributors, Inc.
Statement of Cash Flows
For the year ended December 31, 2005

Cash flows from operating activities:	
Net loss	$ (8,531,071)
Adjustments to reconcile net loss to net cash used in operating activities:	
Amortization of deferred sales commissions	9,913,225
Depreciation and leasehold amortization	5,886
Deferred income taxes	(1,277,575)
Changes in operating assets and liabilities:	
Increase in receivable from mutual funds	(203,462)
Increase in deferred sales commissions	(3,301,312)
Decrease in receivable from broker-dealers and clearing organization	9,105
Decrease in receivable from Parent	3,736,890
Increase in other assets	(71,744)
Decrease in accounts payable and accrued expenses	(120,096)
Decrease in payable to broker-dealers	(219,343)
Decrease in payable to affiliate	(23,950)
Decrease in state income taxes payable	(43,815)
Net cash used in operating activities	(127,262)
Cash flows from investing activities:	
Purchase of property and equipment	(159,871)
Net cash used in investing activities	(159,871)
Cash flows from financing activities:	
Contribution from Parent	2,000,000
Net cash provided by financing activities	2,000,000
Net increase in cash	1,712,867
Cash, beginning of year	14,301,994
Cash, end of year	$ 16,014,861
Supplemental disclosures of cash flow information:	
Cash received during the year	
Income tax benefits received from Parent	$ 2,605,279

The accompanying notes are an integral part of these financial statements.

1. Organizations and Nature of Business:

Enterprise Fund Distributors, Inc. ("EFD") is a wholly owned subsidiary of Enterprise Capital Management, Inc. ("ECM"), which is a wholly owned subsidiary of MONY Financial Services, Inc. ("MONY"). MONY was acquired by AXA Financial Services, Inc. ("AXA Financial") in July 2004. EFD is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers ("NASD"). EFD is the distributor for The Enterprise Group of Funds ("EGF"), two mutual funds managed by ECM, The AXA Enterprise Funds Trust, Inc. ("AEFT"), a family of mutual funds managed by ECM and AXA Equitable Life Insurance Company, a subsidiary of AXA Financial, and AXA Enterprise Multimanager Funds Trust ("AEMMFT"), a family of mutual funds managed by AXA Equitable. A serious downturn in the mutual funds' performance or a significant decrease in the number of the mutual funds' investors would affect operating results adversely.

2. Summary of Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned

Securities transactions are recorded on the trade date and are valued at market value.

Sales Commission Payments

EGF offers Class B and C shares of EGF, AEFT and AEMMFT, which are subject to a contingent deferred sales charge ("CDSC"). At the time of sale, the Company pays commissions to broker/dealers for sales of EGF and AEMMFT Class B and C shares. Class B commissions paid are deferred and amortized on the lesser of six years straight-line, or the period during which related distribution fees and CDSC revenues are

earned. Management evaluates recoverability through ongoing estimates of future revenues from Class B shares. Class C share commissions are expensed when paid.

Property and Equipment

Property and equipment are reported at historical cost less accumulated depreciation. Depreciation is determined by use of the straight-line method over the estimated life of the asset. Furniture and equipment are depreciated over three to seven years. Upon disposal of property and equipment, the related gain or loss is included in income.

Property and equipment consisted of the following at December 31, 2005:

	2005
Furniture and equipment	$ 41,441
Leasehold improvements	118,430
	159,871
Accumulated depreciation	(5,886)
Property and equipment, net	$ 153,985

Income Taxes

EFD and ECM file a consolidated Federal income tax return with MONY. The company computes Federal and state income tax expense on the basis of EFD filing consolidated and, where appropriate, combined returns. As a result, the company receives the benefit of its tax attributes to the extent that such attributes are utilized by other members of the consolidated group. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for changes in deferred tax liabilities or assets between years.

Recognition of Revenues

Distribution fees and interest and dividend income are accrued as earned. Commissions and mutual fund sales fees related to the sale of EGF, AEFT and AEMMFT fund shares are recorded on the trade date.

Advertising and Promotions

Costs of advertising and promotions are expensed as the advertising appears in the media.

3. Related Party Transactions:

Transactions with the Funds

EGF, AEFT and AEMMFT each have a distribution agreement with EFD. The distribution agreements provide that certain classes of each portfolio of EGF, AEFT and AEMMFT pay an annual distribution fee to EFD. EFD uses the distribution fees to pay for expenses on behalf of EGF, AEFT and AEMMFT related to the distribution and servicing of their shares. For the year ended December 31, 2005, EFD earned $29,942,461 in mutual fund distribution fee income from EGF, AEFT and AEMMFT.

At December 31, 2005 EFD held an investment of $1,000,000 in the AEFT Money Market Fund.

Transactions with the Parent

ECM provides certain personnel, facilities, supplies, equipment and other services to EFD. Services rendered are pursuant to a written agreement between ECM and EFD that sets forth the services to be provided and how fees will be charged to EFD for those services. Total amounts charged to EFD amounted to $322,144 for the year ended December 31, 2005, which is included in General and Administrative expense in the Statement of Operations.

4. Income Taxes:

The income tax benefit for the year ended December 31, 2005 comprised of the following:

		2005
Current:		
Federal	$	(2,605,279)
State		-
Deferred		(1,277,575)
Total benefit	$	(3,882,854)

The following reconciles the income tax provision benefit at the Federal statutory rate of 35% and the actual income tax benefit at the effective rate of 31.3%:

		2005
Taxes at statutory Federal income tax rate	$	(4,344,874)
State income taxes, net of Federal benefit		370,264
Meals and entertainment		101,698
Other, net		(9,942)
Total benefit	$	(3,882,854)

The major components of the net deferred tax liability as of December 31, 2005 are as follows:

		2005
Deferred taxes - noncurrent:		
Deferred tax liability – Deferred commissions	$	(6,342,167)
Deferred tax liability – Property and equipment		(296)
Deferred tax asset – State net operating loss carryforwards		880,344
Deferred tax allowance – State net operating loss carryforwards		(880,344)
Net deferred tax liability	$	(6,342,463)

5. Commitments and Contingencies:

In the normal course of business, EFD enters into contracts that contain a variety of representations and warranties and which provide general indemnification. EFD's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against EFD that have not yet occurred.

Lease Commitments

The Company leases office facilities and office equipment under non-cancelable operating leases that expire from 2006 through 2010 and thereafter, respectively. As of December 31, 2005, the minimum annual aggregate rentals are as follows:

	2006	2007	2008	2009	2010 and thereafter
Facilities	$ 526,655	$ 542,445	$ 558,670	$ 575,391	$ 996,261
Equipment	13,877	49,747	47,827	47,827	35,871
Total	$ 540,532	$ 592,192	$ 606,497	$ 623,218	$ 1,032,132

Rent expense was $929,352 for the year ended December 31, 2005.

6. Regulatory Requirements:

EFD is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2005, EFD's net capital under the rule was $5,733,083, which exceeded the net capital requirement of $750,785 by $4,982,298 and its aggregate indebtedness to net capital was 1.96 to 1. At December 31, 2005, EFD qualified for exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 as provided in subparagraph (k)(1). At December 31, 2005, EFD had no liabilities subordinated to claims of general creditors.

7. Concentration of Cash:

Cash totaling $16,014,861 is held by one financial institution.

Enterprise Fund Distributors, Inc.
Computation of Net Capital and Aggregate Indebtedness
Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2005 **Schedule I**

Net Capital:

Total stockholder's equity per financial statements	$	24,598,310
Less:		
Non-allowable assets:		
Receivables		863,767
Prepaid expenses		332,288
Fixed assets		153,985
Deferred sales commissions		17,495,483
Deferred tax asset		(296)
Total non-allowable assets		18,845,227
Net capital before haircuts on securities positions		5,753,083
Haircuts on securities:		
Money market mutual fund		20,000
Total haircuts on securities		20,000
Net capital		5,733,083
Minimum net capital required		750,785
Excess net capital	$	4,982,298
Aggregate indebtedness	$	11,261,778
Ratio of aggregate indebtedness to net capital		1.96

There are no material differences between this computation of net capital and that filed by the Company on Securities and Exchange Commission Form X-17A-5 at December 31, 2005.

The Company has claimed exemption from SEC Rule 15c3-3 under sub paragraph (k)(1).

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
10 Tenth Street, Suite 1400
Atlanta GA 30309-3851
Telephone (678) 419 1000
Facsimile (678) 419 1239

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5

To the Stockholder and Board of Directors of
Enterprise Fund Distributors, Inc.:

In planning and performing our audit of the financial statements and supplemental schedule of Enterprise Fund Distributors, Inc. (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, except as described below, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

Atlanta, Georgia
February 27, 2006